UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No._)*

Capitalworks Emerging Markets Acquisition Corp
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G1889L 100
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1889L 100
1.	Name of Reporting Persons CEMAC Sponsor LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 5,750,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,750,000 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.0% (2)
12.	Type of Reporting Person (See Instructions) PN (Cayman Islands exempted limited partnership)

(1) Reflects 5,750,000 Class A ordinary shares (“Class A Shares”) of Capitalworks Emerging Markets Acquisition Corp (“Issuer”) issuable upon conversion of 5,750,000 Class B ordinary shares (“Class B Shares”) of Issuer.

(2) Assumes that there is a total of 28,750,000 Class A Shares outstanding, which is the sum of (i) the 23,000,000 Class A Shares outstanding as of December 3, 2021, as reported in the Issuer’s Current Report on Form 8-K filed on December 9, 2021 (the “Closing 8-K”) and (ii) the 5,750,000 Class A Shares issuable upon conversion of the Class B Shares reported herein.

CUSIP No. G1889L 100
1.	Name of Reporting Persons CEMAC Sponsor GP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,750,000 (3)(4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,750,000 (3)(4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000 (3)(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.0% (5)
12.	Type of Reporting Person (See Instructions) CO (Cayman Islands exempted company)

(3) Reflects 5,750,000 Class A Shares of Issuer issuable upon conversion of 5,750,000 Class B Shares of Issuer.

(4) CEMAC Sponsor GP is the general partner of CEMAC Sponsor LP and has voting and investment discretion over the securities held by CEMAC Sponsor LP. Accordingly, CEMAC Sponsor GP may be deemed to have or share beneficial ownership of such Class A Shares. CEMAC Sponsor GP disclaims any beneficial ownership of the securities held by CEMAC Sponsor LP other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(5) Assumes that there is a total of 28,750,000 Class A Shares outstanding, which is the sum of (i) the 23,000,000 Class A Shares outstanding as of December 3, 2021, as reported in the Closing 8-K and (ii) the 5,750,000 Class A Shares issuable upon conversion of the Class B Shares reported herein.

CUSIP No. G1889L 100
1.	Name of Reporting Persons Robert Oudhof
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of South Africa
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,750,000 (6)(7)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,750,000 (6)(7)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000 (6)(7)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.0% (8)
12.	Type of Reporting Person (See Instructions) IN

(6) Reflects 5,750,000 Class A Shares of Issuer issuable upon conversion of 5,750,000 Class B Shares of Issuer.

(7) Robert Oudhof is the sole director of CEMAC Sponsor GP and has voting and investment discretion over the securities held by CEMAC Sponsor GP. Accordingly, Mr. Oudhof may be deemed to have or share beneficial ownership of such Class A Shares. Mr. Oudhof disclaims any beneficial ownership of the securities held by CEMAC Sponsor LP other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(8) Assumes that there is a total of 28,750,000 Class A Shares outstanding, which is the sum of (i) the 23,000,000 Class A Shares outstanding as of December 3, 2021, as reported in the Closing 8-K and (ii) the 5,750,000 Class A Shares issuable upon conversion of the Class B Shares reported herein.

Item 1(a).	Name of Issuer

Capitalworks Emerging Markets Acquisition Corp

Item 1(b).	Address of the Issuer’s Principal Executive Offices

353 Lexington Avenue, Suite 502, New York, NY 10016, USA

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) CEMAC Sponsor LP
(ii) CEMAC Sponsor GP
(iii) Robert Oudhof

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is c/o Capitalworks Emerging Markets Acquisition Corp, 353 Lexington Avenue, Suite 502, New York, NY 10016, USA.

Item 2(c).	Citizenship

(i) CEMAC Sponsor LP is an exempted partnership formed in the Cayman Islands.
(ii) CEMAC Sponsor GP is an exempted company formed in the Cayman Islands.
(iii) Robert Oudhof is a citizen of the Republic of South Africa.

Item 2(d).	Title of Class of Securities

Class A Ordinary Shares, $0.0001 par value per share.

Item 2(e).	CUSIP Number

G1889L 100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or Dealer registered under Section 15 of the Exchange Act.
(b)	☐ Bank as defined in Section 3(a)(b) or the Exchange Act.
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐ Investment company registered under Section 8 of the Investment Company Act.
(e)	☐ An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).
(g)	☐ A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).
(h)	☐ A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐ A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.
(j)	☐ Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.

Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The ownership information presented below represents beneficial ownership of Class A Shares as of December 31, 2021, based upon 28,750,000 Class A Shares outstanding as of December 3, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2021, and assumes the conversion of the Class B Shares held by the Reporting Persons into Class A Shares on a one-to-one basis.

CEMAC Sponsor LP owns an aggregate of 5,750,000 Class B Shares, representing 20.0% of the total ordinary shares issued and outstanding. CEMAC Sponsor GP is the general partner of CEMAC Sponsor LP and has voting and investment discretion over the securities held by CEMAC Sponsor LP, and Robert Oudhof is the sole director of CEMAC Sponsor GP and has voting and investment discretion over the securities held by CEMAC Sponsor GP. Accordingly, CEMAC Sponsor GP and Robert Oudhof may be deemed to have or share beneficial ownership of the Class A Shares issuable upon conversion of such Class B Shares. Each reporting person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 26, 2022

CEMAC SPONSOR LP a Cayman Islands exempted partnership By: CEMAC Sponsor GP, as general partner

By:	/s/ Robert Oudhof
Name:	Robert Oudhof
Title:	Director

CEMAC SPONSOR GP a Cayman Islands exempted company

By:	/s/ Robert Oudhof
Name:	Robert Oudhof
Title:	Director

ROBERT OUDHOF /s/ Robert Oudhof

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A ordinary shares, $0.0001 par value per share, of Capitalworks Emerging Markets Acquisition Corp, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 26, 2022.

CEMAC SPONSOR LP a Cayman Islands exempted partnership By: CEMAC Sponsor GP, as general partner

By:	/s/ Robert Oudhof
Name:	Robert Oudhof
Title:	Director

CEMAC SPONSOR GP a Cayman Islands exempted company

By:	/s/ Robert Oudhof
Name:	Robert Oudhof
Title:	Director

Robert Oudhof /s/ Robert Oudhof